FORM 51-102F3
Material Change Report

Item 1.  Name and Address of Company

Rubicon Minerals Corporation (the “Company”)
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2.  Date of Material Change

July 25, 2005

Item 3.  News Release

July 26, 2005, Vancouver, British Columbia. Disseminated through CCN Matthews.

Item 4.  Summary of Material Change

The Company announces $3 million bought deal financing with First Associates Investments Inc.

Item 5.  Full Description of Material Change

The Company has entered into an Engagement Agreement dated July 25, 2005 with First Associates Investments Inc. (the “Underwriter”) pursuant to which the Underwriter has agreed to purchase 4,616,000 Units, at a price of $0.65 per Unit for aggregate gross proceeds to the Company of $3,000,400 (the “Offering”). Each Unit will be comprised of one common share (a “Share”) and one-half common share purchase warrant. Each whole warrant (“Warrant”) entitles the holder to acquire one additional Share at an exercise price of $0.85 per Share at any time on or before 24 months from the date of closing (the “Closing Date”). A copy of the Engagement Agreement is attached hereto as Schedule “A”.

The Company shall pay the Underwriter a commission equal to 7% of the gross proceeds of the sale of the Units on the Closing Date from the gross proceeds of the Offering. In addition, the Underwriter will also be granted a non-transferable option to acquire Units in the amount that is equal to 7% of the number of Units sold pursuant to the Offering. Each option shall entitle the holder to acquire one Unit at an exercise price of $0.65 per Unit up to 24 months following the Closing Date.

The Underwriter has the option (the “Over-Allotment Option”) to purchase up to an additional 4,616,000 Units at $0.65 per Unit at any time up to two business days prior to the Closing Date. The Offering is scheduled to close on or about August 16, 2005 and closing is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX and AMEX. The securities issued pursuant to the Offering shall be subject to a four month hold period in Canada in accordance with applicable securities laws.

The proceeds raised from the Offering shall be used by the Company to maintain its percentage ownership interest in Africo Resources Ltd, for capital expenditures on the Company’s exploration properties and for general working capital.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.  Omitted Information

None

Item 8.  Executive Officer

David W. Adamson, President & CEO
(604) 623-3333

Item 9.  Date of Report

July 28, 2005

Schedule “A”

ENGAGEMENT AGREEMENT